Exhibit 12

BERKSHIRE HATHAWAY INC.

Calculation of Ratio of Consolidated Earnings to Consolidated Fixed Charges

(Dollars in millions)

	Three Months Ended March 31, 2014	Year Ended December 31,
		2013	2012	2011	2010	2009
Net earnings attributable to Berkshire Hathaway shareholders	$4,705	$19,476	$14,824	$10,254	$12,967	$8,055
Income tax expense	1,825	8,951	6,924	4,568	5,607	3,538
Earnings attributable to noncontrolling interests	68	369	488	492	527	386
(Earnings) loss from equity method investments	(8)	255	—	—	(50)	(427)
Dividends from equity method investments	—	—	—	—	20	132
Fixed charges	936	3,386	3,304	3,219	3,084	2,279

Earnings available for fixed charges	$7,526	$32,437	$25,540	$18,533	$22,155	$13,963

Fixed charges
Interest on indebtedness (including amortization of debt discount and expense)	$782	$2,801	$2,744	$2,664	$2,558	$1,992
Rentals representing interest and other	154	585	560	555	526	287

	$936	$3,386	$3,304	$3,219	$3,084	$2,279

Ratio of earnings to fixed charges	8.04x	9.58x	7.73x	5.76x	7.18x	6.13x